August 7, 2007

Mr. Edward F. Feighan
Chairman, President and Chief Executive Officer
ProCentury Corporation
465 Cleveland Ave.
Westerville, Ohio 43082

      Re: ProCentury Corporation
              Form 10-K for fiscal year ended December 31, 2006
              File No. 0-50641

Dear Mr. Feighan:

      We have reviewed your June 29, 2007 response to our June 15, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loss and Loss Expense Reserves, page 35

1.   Please refer to prior comment 4. Your proposed new disclosure does not appear to adequately explain the factors that caused favorable loss development in 2005 and 2004 for "other than construction defect" claims, which comprised the majority of your reserves at December 31, 2006 and produced favorable development of $2.4 million in 2005 and $3.2 million in 2004. Please provide an expanded discussion in a disclosure-type format of the factors underlying the decrease in number of claims and the improvement in claim severity for all periods presented. Also, you do not appear to discuss the expected future impact of "reasonably foreseeable fluctuations in variables" such as those underlying the $9.3 million of favorable

loss development in 2006. Please provide this discussion in a disclosure-type format or state that you are unable to estimate the impact of reasonably likely variations in such factors as payment patterns, case incurred patterns, loss trends and pricing changes for "other than construction defect" claims.

Results of Operations

Loss and Loss Expenses, page 42

2.   Please refer to prior comment 7. Your proposed new disclosure states that you use an independent actuarial firm primarily for the purpose of obtaining an opinion on your statutory reserves. Please provide an expanded description in a disclosure-type format of the role of this independent actuarial firm that more clearly indicates your non-reliance on their report in setting your GAAP reserves. Alternatively, remove all references to this firm in future filings.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant